[Chapman and Cutler LLP Letterhead]

January 22, 2019

VIA EDGAR CORRESPONDENCE

Jay Williamson
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amplify ETF Trust

File Nos. 333-207937; 811-23108

Dear Mr. Williamson:

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N-1A for Amplify ETF Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on September 14, 2018 (the “Registration Statement”). The Registration Statement relates to the Amplify International Online Retail ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Investment Objective

Please consider revising the investment objective to include a brief description of the Index the Fund seeks to track.

Response to Comment 1

Pursuant to the Commission’s request, the following sentence was added as the second sentence to the section entitled “Investment Objective”:

The Index seeks to measure the performance of equity securities (common stock and depository receipts) issued by non-U.S. companies that derive at least 90% of their revenue from online business transactions of e-commerce platforms.

Comment 2 – Fees and Expenses

Please provide a completed fee table and expense example prior to the effectiveness of the Registration Statement. Additionally, please explain the Fund’s process for estimating “Other Expenses” and how the Fund determined the estimate was reasonable.

Response to Comment 2

Pursuant to the Commission’s request, the Fund has provided a completed fee table and expense example on Exhibit A. The Fund’ estimate of “Other Expenses” is based upon the level of expenses incurred pursuant to other similar and recent fund launches.

Comment 3 – General

Prior to the effectiveness of the Registration statement, please provide the Commission a model portfolio based on the Index that identifies both the company and index weight for each constituent. In addition, for the top ten holdings, please provide the Index Provider’s basis for determining that (i) the security was a “non-U.S. security” and (ii) the issuer of the security derived at least 90% of its revenue is from online business transactions or e-commerce.

Response to Comment 3

The Fund has provided the information requested by the Commission in separate correspondence. The Index Provider relies on information provided by Bloomberg and other sources of publicly available information.

Comment 4 – Principal Investment Strategies

Please consider revising the third paragraph of the section entitled “Principal Investment Strategies” to include additional disclosure regarding the characteristics of the securities comprising the Index. Additionally, please consider revising the disclosure to include summary information regarding the Index’s current constituents (i.e. the number of issuers, average market capitalization and any material country exposures).

Response to Comment 4

Pursuant to the Commission’s request, the third paragraph of the section entitled “Principal Investment Strategies” has been revised to include the following sentence:

“The Index is designed to measure the performance of companies listed on public stock exchanges across the globe, which are expected to benefit from the increased adoption of international e-commerce.”

Additionally, the following disclosure has been added as the fifth paragraph of the aforementioned section:

As of December 31, 2018, the Index was composed of 50 securities with a weighted average market capitalization of $24.8 billion. Additionally, the Index had significant exposure to consumer discretionary companies and companies operating in China and Japan.

Comment 5 – Principal Investment Strategies

The Commission notes that the Index constituents are divided into two liquidity pools, and Index constituents in the lower liquidity pool will have their weights reduced. Briefly explain how the Adviser assessed the Index’s overall investability, including any analysis undertaken by the Adviser regarding the Fund’s ability to track the Index while maintaining a portfolio that is sufficiently liquid and investable to enable a proper functioning of the Fund’s arbitrage mechanism and permit the Fund to meet any liquidity requirements, to the extent applicable.

Response to Comment 5

The Index is designed to comply with generic listing standards, approved by the Commission’s Division of Trading and Markets, which consider whether a fund’s underlying components, when aggregated, provide sufficient liquidity. However, the Index’s selection criteria imposes eligibility requirements even more stringent than those imposed by the generic listing standards. For example, each security must have a market capitalization of at least $100 million and have an average daily trading volume of at least $1 million over the prior six months. Given that the Index imposes liquidity standards more stringent than those imposed by the Division of Trading and Markets, the Adviser reasonably concluded that the portfolio generated by the Index was sufficiently investable.

Comment 6 – Principal Risks

Please explain why the following sentence, set forth in “New Fund Risk,” is appropriate, or remove it from the disclosure:

Also, during the initial invest-up period, the Fund may depart from its principal investment strategies and invest a larger amount or all of its assets in cash equivalents, or it may hold cash.

Response to Comment 6

Pursuant to the Commission’s request, the Fund has removed the referenced disclosure.

Comment 7 – Fund Investments

Please explain why the following sentence, set forth in the section entitled “Fund Investments –Cash Equivalents and Short-Term Investments” is appropriate, or remove it from the disclosure:

During the initial invest-up period and during periods of high cash inflows or outflows, if market conditions are not favorable, the Fund may depart from its principal investment strategies and invest part or all of its assets in these securities or it may hold cash.

Response to Comment 7

Pursuant to the Commission’s request, the Fund has removed the referenced disclosure.

Comment 8 – Disclaimers

The Commission notes the disclosure set forth in the final paragraph of the section entitled “Disclaimers.” Please provide the Commission with your legal analysis underpinning this disclosure, or remove it

Response to Comment 8

The referenced disclosure is based upon the terms of the investment management agreement, approved by the Registrant’s Board of Trustees, pursuant to which the Adviser has been retained to serve as the investment adviser to the Fund. The relevant portion of the investment management agreement is set forth below:

The Adviser shall not be liable for any loss sustained by reason of the purchase, sale or retention of any asset, whether or not such purchase, sale or retention shall have been based upon the investigation and research made by any other individual, firm or corporation, if such recommendation shall have been selected with due care and in good faith, except loss resulting from willful misfeasance, bad faith, or gross negligence on the part of the Adviser in the performance of its obligations and duties, or by reason of its reckless disregard of its obligations and duties under this Agreement.

The referenced disclosure, as well as the disclosure set forth in “Index Provider Risk” is included to apprise shareholders of the risk that in the event that neither the Adviser nor the Index Provider may be held liable for losses suffered as a result of an error in the accuracy or completeness of the Index.

Comment 9 – Statement of Additional Information

The Fund notes that certain of the Fund’s fundamental policies, set forth in the section entitled “Investment Objective and Policies” of the statement of additional information, state that the Fund “may not” undertake certain activities and “will not” undertake certain others. Is there any difference legally? If so, please explain the difference. If not, consider using consistent language.

Response to Comment 9

Pursuant to the Commission’s request, the referenced disclosure has been revised accordingly.

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Please call me at (312) 845-3273 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:           /S/ Walter L. Draney

                 Walter L. Draney

Exhibit A

FUND FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). Investors may pay brokerage commissions on their purchases and sales of Shares, which are not reflected in the table or the example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.69%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses (1)	0.00%
Total Annual Fund Operating Expenses	0.69%

(1) Estimated based on the expenses the Fund expects to incur for the current fiscal year.

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 YEAR	3 YEARS
$70	$221